ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433

Registration Statement No. 333-137902
Dated October 1, 2007

Deutsche Bank

Product Snapshot – Three-Year Market Contribution Securities Linked to the DB Liquid Commodity Index – Mean Reversion™ Total Return



Type: Three-Year Market Contribution Security
Positioning: Commodities

Description & Benefits

Market Contribution Securities offer clients:

- Vehicle for expressing a moderately bullish view on the commodity markets, specifically the DBLCI-MR™ Total Return Index, over the next 3 years.
- Right to cause the Issuer to redeem the Securities before the maturity date.
- Incorporates 200 bps annual cost for managing the Index.
- Full downside risk; if the Index does not appreciate by an amount sufficient to entirely offset the effect of the annual cost for managing the Index, investors may lose some or all of their investment.

Quick Facts

Issuer:	Deutsche Bank AG London (Moody's Aa1).
Underlying:	DBLCI-MR™ TR Index (BBG: DBLCMMVL Index <GO>).
Subscription Period Closes:	October 16, 2007 @ 10:00 AM EST.
Maturity:	3 years.
Investment Currency:	USD.
Principal Protection:	None.
Optional Early Redemption:	Right to cause the Issuer to redeem the Securities on an annual basis after Settlement Date upon fourteen (14) calendar days notice, in accordance with procedures described in the term sheet No. 195S.
Downside Risk:	One-for-one participation on the downside plus 200 bps annual cost.
Annual Cost:	200 bps regardless of Index performance
Investment Amount:	Minimum Denominations of $10,000 and integral multiples of $1,000 in excess thereof.
Commission:	$0.00
IRA, ERISA eligible?	No.

Index Components

	Commodity	Base Weight	Current Weight
ENERGY	Light Sweet Crude	35.00%	45.51%
	Heating Oil	20.00%	19.26%
INDUSTRIAL METALS	Aluminium	12.50%	12.04%
PRECIOUS METALS	Gold	10.00%	7.14%
AGRICULTURE	Wheat	11.25%	8.03%
	Corn	11.25%	8.03%

Index weightings as of 09/24/2007

Underlying

*The DBLCI-MR™ Total Return is composed of futures contracts on six commodities –**crude oil, heating oil, aluminum, gold, wheat and corn**.*

- Captures returns from three sources: spot return, roll yield and collateral yield of three-month U.S. Treasury Bills.
- Broad exposure to commodities as an asset class.
- Frees the investor from the mechanics of futures trading (e.g., contract rolling and physical delivery).
- Applies a mean reversion adjustment which reduces the weighting of expensive commodities while increasing the weighting of cheap commodities, according to a rule based mechanism.

The weighting of each commodity in the Index depends on the deviation of the commodity's price from its long-term average. If the short-term moving average of a commodity rises significantly above its long-term moving average, the weighting of such commodity in the Index will be reduced and vice versa.

Product Snapshot – Three-Year Market Contribution Securities Linked to the DB Liquid Commodity Index – Mean Reversion™ Total Return

Type: Three-Year Market Contribution Security
Positioning: Commodities

Annual Price Performance of the DBLCI-MR™ TR (02/28/03-09/24/07)


50.00%
45.00%
40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
2003
2004
2005
2006
YTD

Source: Bloomberg

* 2003 performance only includes returns from 2/28/03 – 12/31/03

The above chart is for illustrative purposes only and does not purport to predict performance of the Securities or the Index. The payout on the Securities is tied to the value of the Index on a specific date. As such, a temporary decline in value around such specific date could greatly affect the holder's return.

The Index was launched in February 2003. All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to February 2003.

We cannot give you assurance that the performance of the Index will result in the return of your initial investment.

Risk Considerations

- The risk of investing in commodities can be substantial. The price of the securities and the commodities which comprise the Index may be affected by numerous market factors, including events in the equity markets, the bond market and the foreign exchange market, fluctuations in interest rates, and world economic, political and regulatory events. A rise in the value of one commodity may be offset by a fall in the value of one or more of the other commodities comprising the Index.
- Your return on the securities will be dependent on the increase in the Index during the term of the securities and is subject to a 2.00% annual cost regardless of the performance of the Index. There is no assurance that the commodities which comprise the Index will have positive performance and past performance of any of the commodities which comprise the Index is not a guarantee, nor necessarily indicative, of their future performance.
- The payment at maturity or upon early redemption will be reduced by approximately 2.00% each year the securities remain outstanding. Since the annual cost is applied to the closing value of the Index on the Final Valuation Date or the Early Redemption Valuation Date, as applicable, the annual cost will reduce the return on the securities regardless of whether the Index appreciates or depreciates in value.
- The securities are not principal protected, and because the return to an investor is based on the performance of the Index as of the Final Valuation Date or the Early Redemption Valuation Date, as applicable, the investor may lose part or all of its initial investment.
- The securities do not pay interest and investors will not receive coupon payments.
- The receipt by the investor of monies owed under the securities is subject to and dependent on Deutsche Bank AG's abilities to pay such monies. Consequently, investors are subject to a counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.
- Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in term sheet No. 195S related to this offering.

Past performance – including any performance based on retrospective calculations – is not necessarily indicative of future results.